UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) October 17, 2005

First Midwest Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

One Pierce Place, Suite 1500, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450

(Registrant's telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FIRST MIDWEST BANCORP, INC.
FORM 8-K
October 17, 2005

Item 8.01 Other Events

On October 17, 2005, First Midwest Bancorp, Inc. issued a press release announcing the agreement to acquire the Carpentersville, Illinois branch of the Elgin State Bank. This press release, dated October 17, 2005, is attached as Exhibit 99 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


First Midwest Bancorp, Inc.
_____
(Registrant)


Date: October 17, 2005   /s/ STEVEN H. SHAPIRO
                               _____
                                    Steven H. Shapiro
                                  Executive Vice President

Exhibit 99



First Midwest Bancorp, Inc.

News Release

First Midwest Bancorp
One Pierce Place, Suite 1500
Itasca, Illinois 60143-9768
(630) 875-7450

FOR IMMEDIATE RELEASE   **CONTACT: Steven H. Shapiro**

                                              (630) 875-7345

TRADED: Nasdaq   **www.firstmidwest.com**

SYMBOL: FMBI


**FIRST MIDWEST TO ACQUIRE
RANDALL ROAD BRANCH IN
CARPENTERSVILLE, ILLINOIS**


ITASCA, IL, OCTOBER 17, 2005 – First Midwest Bancorp, Inc. ("First Midwest") **(Nasdaq: FMBI)** today announced that it had agreed to acquire a recently constructed branch of The Elgin State Bank located at 2250 Randall Road in Carpentersville, Illinois.

"We are excited to be entering Kane County and its outstanding banking markets," said John O'Meara, President and Chief Executive Officer of First Midwest Bancorp. "The branch represents a dynamic extension of our McHenry County base in the northern Fox River Valley. We expect to be able to serve the growing market for retail business as well as augmenting our significant business presence in the Interstate 90 corridor."

First Midwest Bancorp expects to complete the acquisition of the branch in December 2005, subject to regulatory approval. It will represent its 70th office overall.


About the Company


First Midwest is the premier relationship-based banking franchise in the growing Chicagoland banking markets. As one of the Chicago metropolitan area's largest independent bank holding companies, First Midwest provides the full range of both business and retail banking and trust and investment management services through 69 offices located in 49 communities, primarily in northeastern Illinois. First Midwest is the 2004 recipient of the Illinois Bank Community Service Award and has been honored by *Chicago* magazine in its October, 2004 issue as one of the 25 best places to work in Chicago, the only bank to be so honored.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Act of 1995: Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning specific factors described in First Midwest Bancorp's 2004 Form 10-K and other filings with the U.S. Securities and Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. First Midwest does not intend to update this information and disclaims any legal obligation to the contrary. Historical information is not necessarily indicative of future performance.